SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 6-K/A
______________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number 1-14926
______________________
KT Corporation
(Translation of registrant's name into English)
______________________
90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Explanatory Note

This Form 6-K/A amends the Form 6-K furnished by KT Corporation to the U.S. Securities and Exchange Commission on March 10, 2026, which included the Notice of the 44th Annual General Meeting of Shareholders and the agenda items.

Agenda Item 3-2 (Election of Outside Director – Jong Soo Yoon) is hereby amended to reflect the withdrawal of Jong Soo Yoon’s candidacy, and no approval will be proposed under such agenda item at the meeting.

Notice of the
44th Annual General Meeting of Shareholders

■ Date and Time: Tuesday, March 31st, 2026, at 9:00 a.m. (KST)
■ Location: KT Corporation R&D Center, 151 Taebong-ro, Seocho-gu, Seoul, Korea
■ Record Date: December 31, 2025

Notice of the Annual General Meeting of Shareholders

                     March 10, 2026
To our shareholders,

KT Corporation will be holding the 44th Annual General Meeting of Shareholders (“the Meeting”) on March 31st, 2026.

At the Meeting, KT Corporation will report on its performance and relevant issues from FY2025, as listed in the “Matters to be Reported” section of this document. Shareholders will be requested to vote on agenda items, including Amendments to the Articles of Incorporation.

Shareholders of KT Corporation's common shares as of December 31, 2025, will be entitled to vote at the Meeting, with each share corresponding to one vote per agenda item.

We extend our gratitude to our shareholders for your continued support. Your careful consideration of the matters outlined in this notice is greatly appreciated, and we hope the information provided will assist you in making an informed decision.

We invite you to attend the upcoming Annual General Meeting on March 31st, 2026. We look forward to your participation.

Young-Shub Kim
Representative Director

■ Date and Time: Tuesday, March 31st, 2026, at 9:00 a.m. (KST)
■ Place: Lecture Hall (2F) of KT Corporation R&D Center, 151 Taebong-ro, Seocho-gu, Seoul, Korea
■ Record Date: December 31, 2025

Matters to be Reported

Report on Audit Results by the Audit Committee
To be presented at the meeting

Business Report for the 44th Fiscal Year
Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 44th annual business report is as follows:

In 2025, KT focused on strengthening business capabilities and driving innovation to transform into an AICT Company. Through strategic partnerships with global big tech companies, KT launched new B2B AX services and secured key reference cases, while advancing AX-based innovation across core CT, media, and network businesses. KT also continued to enhance management structure and profitability by streamlining underperforming businesses and optimizing the group portfolio. By reinforcing AX capabilities and advancing business innovation, KT aims to sustain balanced growth across both B2B AX businesses—including AI, Cloud, and DC—and its B2C operations.
In the wireless business, as of the end of 2025, 5G mobile subscribers reached 11.54 million, accounting for 82% of total MNO subscribers. Growth in MVNO subscribers and roaming revenue supported stable revenue growth. In the Broadband and IPTV businesses, the proportion of high-value products—such as GiGA Internet and premium IPTV plans—continued to increase.
In the B2B segment, demand for corporate communication services, including enterprise broadband and enterprise messaging, increased, alongside continued growth in AI/IT businesses. KT also pursued structural improvements in B2B profitability by streamlining low-margin and non-core businesses.
KT’s subsidiaries likewise sustained both business growth and profitability improvement. In the AI/IT domain, kt cloud expanded cloud and data center capabilities to meet rapidly growing AX demand. In real estate, kt estate achieved strong performance in hotel business and asset development. In media and content, KT realigned the portfolio centered on KT StudioGenie. In financial services, Kbank showed balanced growth across key operating indicators, including deposits, loans, and customer base.
In 2025, KT recorded standalone operating revenue of KRW 19.324 trillion, operating profit of KRW 1.305 trillion, and net profit of KRW 1.062 trillion. As of the end of 2025, the status of major service subscribers is as follows:

Subscribers (Unit: 10K)	Mobile	Broadband	IPTV	PSTN	VoIP
December 31, 2025	2,899	1,017	953	772	317
December 31, 2024	2,613	996	945	826	321

Report on Evaluation Results of Management Performance for the 44th Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed the performance of management for FY2025. The following table summarizes the annual KPIs and evaluation results of the Representative Director’s short-term performance.

Item	Annual KPI	Weight	Score
Quantitative KPI	▣ Service revenue of KT Corporation ▣ Operating profit of KT Corporation	65	55.68
Qualitative KPI	▣ Accelerating business innovation and growth ▣ Workforce & technology capability development ▣ Management infrastructure innovation and corporate value enhancement	35	31.50
Total		100	87.18

Report on the Criteria and Methods for Director Compensation
Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

Summary of Director Compensation Program
KT’s inside director compensation program is designed to reward management for both short-term and long-term performances. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance but also to strive for the Company’s long-term value enhancement. The Evaluation and Compensation Committee sets annual goals and conducts evaluations of the management annually. The Committee is composed entirely of outside directors.
The compensation program for outside directors consists of cash and annual stock grants which are subject to a one-year lock-up period beginning at the start of the year it is awarded. The stock grant is not subject to any performance criteria and has been introduced to ensure that outside directors have “skin in the game” to align their interests with all shareholders.
Components of Inside Director Compensation
The remuneration for inside directors consists of annual salary (base salary and position allowance), performance incentives (short and long-term), and severance pay.
i.Base Salary: Paid in 1/12 monthly installments (prorated for partial periods of service)
ii.Position Allowance: Paid in 1/12 monthly installments (prorated for partial periods of service)
iii.Short-Term Incentives: Paid after the end of each fiscal year based on management performance, within the aggregate director compensation limit (prorated for partial months of service)
-If term ends in the first half of the year, the incentive will be based on the prior year’s performance and paid within one month after retirement; if it ends in the second half, it will be based on the retirement year’s performance paid in the following year.
iv.Long-Term Incentives: Granted in shares following each fiscal year based on the achievement of applicable long-term performance metrics, within the aggregate director compensation limit
v.Severance Pay: Paid in accordance with the Company’s executive severance payment policy approved by the General Meeting of Shareholders.

Criteria for Evaluation
The Company’s performance evaluation process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals with an emphasis on improving shareholder value.
Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Please refer to “Report on Evaluation Results of Management Performance for the 44th Fiscal Year” for results of the Representative Director’s short-term performance for FY2025.
Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentives are offered in accordance with share price performance, Group revenue, Group operating profit, and qualitative performance indicators.

Summary of Director Compensation
1) Compensation Paid to Directors (KRW millions)

Year	Inside Directors		Outside Directors		Total
	Total	Average	Total	Average
2023	4,209	2,104	675	84	4,884
2024	1,651	826	782	98	2,433
2025	2,493	1,247	793	113	3,287
*The amount above represents actual cash payments executed each fiscal year.
*Severance pay for directors is provided separately according to the executive severance pay regulations.

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders (KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2023	4,884	5,800	84.2%
2024	2,433	5,800	41.9%
2025	3,287	5,800	56.7%
*Maximum amounts of remuneration allowed per accrual basis

Report on Operating Status of Internal Control over Financial Reporting
To be presented at the meeting

Report on Treasury Share Ownership and Utilization Plan
Pursuant to Article 48-2(Treasury Stock Report) of KT’s Articles of Incorporation, KT shall report the purpose of treasury share ownership and utilization plan at the annual general shareholder's meetings.
Treasury Share Ownership
As of March 10, 2026, the Company holds 10,925,239 treasury shares, 4.34% of total issued shares.

Treasury Share Utilization Plan
The Company plans to utilize treasury shares as follows:
Employee and executive compensation, and equity compensation for outside directors in 2026 (140,000 shares, 0.06% of total issued shares)
Treasury share cancellation to implement “KT Corporate Value-Up Plan” (4,840,517 shares, 1.92% of total issued shares)
Employee and executive compensation, equity compensation for outside directors, and implementation of an employee stock ownership plan (ESOP) from 2027 onward (5,944,722 shares, 2.36% of total issued shares)

Specific utilization plans will be disclosed after approval by the Board of Directors

Report on Transaction with Major Stakeholders
Pursuant to Article 542-9 of the Commercial Code (Transaction with the stakeholders, including major shareholders, etc.), such transaction for the period shall be reported at the Meeting as described below.
Background Information
The following transaction involves service agreements with affiliated subsidiaries. The total transaction amount involved is KRW 769.9 billion. Such amount serves as an upper cap for the agreements.

Agreement for Network Infrastructure Construction and Maintenance Service
1.Purpose of Transaction: To enter into an agreement with a specialized affiliate for the construction of network infrastructure facilities, project execution, and the maintenance and quality management of network facilities.
2.Counterparty: kt netcore (affiliate specializing in KT’s network infrastructure design, maintenance, and operation)
3.Transaction Amount: KRW 575.5 billion (aggregate)
4.Transaction Period: January 2025 – December 2025

Agreement for Installation and After-Sales Services Outsourcing
1.Purpose of Transaction: To enter into an agreement with a specialized affiliate to ensure stable customer service operations and to enhance service quality
2.Counterparty: kt service South (an affiliate specializing in product installation and after-sales services)
3.Transaction Amount: KRW 196.1 billion (aggregate)
4.Transaction Period: July 2025 – March 2026

Matters Requiring Resolution

▣ General Information for Voting

● Number and Classification of Voting Shares
The record date for exercising voting rights at the AGM is December 31, 2025. As of this date, the total number of KT shares issued was 252,021,685. The number of common shares, excluding treasury shares, entitled to exercise voting rights is 241,095,063 shares.

● Vote Required for Approval
Pursuant to the provisions of the Commercial Act, the required approval thresholds for each agenda item are as follows:

Agenda Items	Approval Requirement
No. 1, 3, 4, 5, 6, 8, 9	-Majority of votes cast by shareholders present at the meeting -At least 1/4 of the total voting shares outstanding
No. 2 (Amendment to the Articles of Incorporation)	-At least 2/3 of votes cast by shareholders present at the meeting -At least one-third of the total voting shares outstanding
No. 7 (Election of Representative Director)	-At least 3/5 of votes cast by shareholders present at the meeting -At least one-fourth of the total voting shares outstanding

Agenda No. 1 Approval of Financial Statements for the 44th Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 44th fiscal year is hereby requested.

Background Information
The consolidated and separate financial statements included below have not yet been audited and remain subject change following the audit process of independent auditor. The audit report for the 44th fiscal year based on K-IFRS standards, including audited financial statements and the respective accompanying notes, will be uploaded on the Company’s website(https://corp.kt.com/eng/html/investors/financial/audit_01.html).

From fiscal years 2022 to 2024, the Company received an unqualified opinion from the Company’s independent auditor.

Agenda No. 2 Amendment to the Articles of Incorporation
Approval of the following changes to the Articles of Incorporation is requested.

Agenda No. 2-1, Revision to Business Purpose

Before Amendment	After Amendment	Purpose
Article 2. (Purpose)
The objective of KT is to engage in the following business activities
34. Personal information management business and ancillary work
(New)
36. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose)
The objective of KT is to engage in the following business activities
34. (Deleted)

36. Management, Licensing, and Other Disposition of Intellectual Property Rights
37. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.
To adjust business purpose reflecting changes in business (Deleted) Personal credit information management and ancillary services (Added) Monetization of intellectual property rights

Agenda No. 2-2, Change to Method of Public Notice

Before Amendment	After Amendment	Purpose
Article 4. (Method of Public Notice)
Public notice by KT shall be available at the website of the Company (https://www.kt.com) provided, however, that if it is not possible to do so due to computer system failure or other unavoidable causes, public notice by the Company shall be given in any daily newspaper published in Seoul, Republic of Korea.

Article 4. (Method of Public Notice)
Public notice by KT shall be available at the website of the Company (http://corp.kt.com) provided, however, that if it is not possible to do so due to computer system failure or other unavoidable causes, public notice by the Company shall be given in any daily newspaper published in Seoul, Republic of Korea.
To change official notice website for corporate matters

Agenda No. 2-3, Expansion of Directors’ Duty of Loyalty

Before Amendment	After Amendment	Purpose
Article 30. (Duties of Directors)
① Directors shall perform their duties faithfully for the good of KT in accordance with the applicable laws and regulations and the provisions of these Articles of Incorporation.

(New)

② The directors shall not disclose any business secret of KT that they obtained in the course of performance of their duties, during and after their terms of offices.

Article 30. (Duties of Directors)
① Directors shall perform their duties faithfully for the good of KT and its shareholders in accordance with the applicable laws and regulations and the provisions of these Articles of Incorporation.
② In performing their duties, Directors shall protect the interests of the shareholders in general and treat all shareholders fairly and equally.
③ The directors shall not disclose any business secret of KT that they obtained in the course of performance of their duties, during and after their terms of offices.
To reflect amendments to the Korean Commercial Act - Expansion of directors’ duty of loyalty

Agenda No. 2-4, Change in the Statutory Title of Outside Directors

Before Amendment	After Amendment	Purpose
Article 24. (Number of Directors)
KT shall have not more than ten (10) directors. The number of inside directors, including the Representative Director, shall not exceed two (2), and the number of outside directors shall not exceed eight (8).

Article 24. (Number of Directors)
KT shall have not more than ten (10) directors. The number of inside directors, including the Representative Director, shall not exceed two (2), and the number of independent directors shall not exceed eight (8).
To reflect amendments to the Korean Commercial Act - Change in title to “Independent Director”
Article 25. (Election of Representative Director and Directors, etc.)
⑥ Outside directors shall be elected by the General Meeting of Shareholders from among those who have professionalism and knowledge and are recommended by the Director Candidates Recommendation Committee pursuant to Article 42 after considering the following criteria:
1. He/she has sufficient hands-on-background or professional knowledge in his/her relevant field such as economy, management, finance, accounting, law, or relevant industrial technology that are necessary to perform his/her duties as an outside director;
2. He/she is not bound by special interest as an outside director and is able to fairly perform his/her duties for the benefit of KT and its shareholders;
3. He/she has a sense of ethics and responsibility that is fit to perform his/her duties as an outside director;
4. He/she is able to spare his/her time and efforts necessary to faithfully perform his/her duties as an outside director.
⑧ Any person who falls under any of the following disqualification criteria shall not become an outside director of KT, and any elected outside director shall be dismissed if he or she falls under any of the following disqualification criteria:

Article 25. (Election of Representative Director and Directors, etc.)
⑥ Independent directors shall be elected by the General Meeting of Shareholders from among those who have professionalism and knowledge and are recommended by the Director Candidates Recommendation Committee pursuant to Article 42 after considering the following criteria:
1. He/she has sufficient hands-on-background or professional knowledge in his/her relevant field such as economy, management, finance, accounting, law, or relevant industrial technology that are necessary to perform his/her duties as an independent director;
2. He/she is not bound by special interest as an independent director and is able to fairly perform his/her duties for the benefit of KT and its shareholders;
3. He/she has a sense of ethics and responsibility that is fit to perform his/her duties as an independent director;
4. He/she is able to spare his/her time and efforts necessary to faithfully perform his/her duties as an independent director.
⑧ Any person who falls under any of the following disqualification criteria shall not become an independent director of KT, and any elected independent director shall be dismissed if he or she falls under any of the following disqualification criteria:

Article 27. (Term of Office of Directors)
② The aggregated term of office of an outside director shall be not more than six (6) years. However, this shall not apply in the event that the extension of the term of office is determined by the proviso of paragraph 1.

Article 27. (Term of Office of Directors)
② The aggregated term of office of an independent director shall be not more than six (6) years. However, this shall not apply in the event that the extension of the term of office is determined by the proviso of paragraph 1.

Article 31. (Remuneration and Severance Allowance for Directors) ⑤ The Outside directors may be reimbursed for expenses necessary for the performance of their duties.	Article 31. (Remuneration and Severance Allowance for Directors) ⑤ The independent directors may be reimbursed for expenses necessary for the performance of their duties.
Article 38. (Resolution and Delegation)
① A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management rights, which is for more than 10 billion (10,000,000,000) Korean Won of the subsidiary’s equity, shall be adopted by affirmative votes of two-thirds (2/3) of the directors in office, and the resolution on the dismissal of the President shall be adopted by the affirmative votes of two-thirds (2/3) of the outside directors in offices.

Article 38. (Resolution and Delegation)
① A resolution at a meeting of Board of Directors shall be adopted by the presence of a majority of all directors in offices and by the affirmative votes of a majority of the directors present. However, the resolution on the sale of equity in any subsidiary of KT accompanying transfer of management rights, which is for more than 10 billion (10,000,000,000) Korean Won of the subsidiary’s equity, shall be adopted by affirmative votes of two-thirds (2/3) of the directors in office, and the resolution on the dismissal of the President shall be adopted by the affirmative votes of two-thirds (2/3) of the independent directors in offices.

Article 39. (Chairman) ① The chairman of the Board of Directors shall be elected from among the outside directors by a resolution of the Board of Directors.	Article 39. (Chairman) ① The chairman of the Board of Directors shall be elected from among the independent directors by a resolution of the Board of Directors.
Article 41-2. (CG Committee) ① The CG Committee shall be composed of four (4) outside directors.	Article 41-2. (CG Committee) ① The CG Committee shall be composed of four (4) independent directors.
Article 42. (Director Candidate Recommendation Committee)
① The Board of Directors shall have a Director Candidates Recommendation Committee, constituted with all of outside directors, to deliberate and decide the following:
4. Discover and constitute candidates for outside director;
5. Select and deliberate the group of candidates for outside director;
6. Recommend candidates for outside director at the General Meeting of Shareholders; and
7. Other matters related to the candidates for Representative Director and outside director that are delegated by the Board of Directors.

Article 42. (Director Candidate Recommendation Committee)
① The Board of Directors shall have a Director Candidates Recommendation Committee, constituted with all of independent directors, to deliberate and decide the following:
4. Discover and constitute candidates for independent director;
5. Select and deliberate the group of candidates for independent director;
6. Recommend candidates for independent director at the General Meeting of Shareholders; and
7. Other matters related to the candidates for Representative Director and independent director that are delegated by the Board of Directors.

Article 43. (Audit Committee) ① The Audit Committee shall consist of not less than three (3) outside directors.	Article 43. (Audit Committee) ① The Audit Committee shall consist of not less than three (3) independent directors.

Agenda No. 2-5, Adoption of Virtual Shareholders’ Meetings

Before Amendment	After Amendment	Purpose
Article 18. (Convening of General Meeting) (New)
Article 18. (Convening of General Meeting)
④ KT shall hold the General Meeting of Shareholders in a hybrid format, whereby a part of the shareholders may, without attending the place of the meeting in person, participate in the resolutions by electronic means from a remote location.
To reflect amendments to the Korean Commercial Act - Adoption of virtual shareholders’ meetings
Article 21. (Voting by Proxy) ② The proxy described in Paragraph (1) must file with KT a power of attorney before the opening of the General Meeting.	Article 21. (Voting by Proxy) ② The proxy described in Paragraph (1) must file with KT a power of attorney or an electronic document before the opening of the General Meeting.
Article 22. (Method of Adoption of Resolutions)
Resolutions of the General Meetings of Shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted if the approval of a majority vote of the shareholders present at such meeting is obtained and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding. However, In which voting rights can be exercised electronically, members of the Audit Committee can be elected with the approval of a majority vote of the shareholders present at the General meeting is obtained.

Article 22. (Method of Adoption of Resolutions)
Resolutions of the General Meetings of Shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted if the approval of a majority vote of the shareholders present at such meeting is obtained and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding. However, In which voting rights are exercised electronically, members of the Audit Committee can be elected with the approval of a majority vote of the shareholders present at the General meeting is obtained.

Agenda No. 2-6, Increase in the Number of Audit Committee Members Elected Separately

Before Amendment	After Amendment	Purpose
Article 43. (Audit Committee) (New)
Article 43. (Audit Committee)
④ After Directors have been elected at the General Meeting of Shareholders, members of the Audit Committee shall be elected from among such Directors. In such case, two (2) of the members of the Audit Committee shall be elected, by a resolution of the General Meeting of Shareholders, as Directors who will serve as Audit Committee members separately from the other Directors.
To reflect amendments to the Korean Commercial Act - Increase in the number of Audit Committee members elected separately

Agenda No. 2-7, Introduction of a Shareholder Approval Requirement for the Treasury Share Holding and Disposal Plan

Before Amendment	After Amendment	Purpose
Article 48-2. (Treasury Stock Report) KT shall report the purpose, plans for retirement and disposal of the treasury stock held at the annual general shareholder's meetings.
Article 48-2. (Approval of the Plan for Holding and Disposal of Treasury Stock)
Where KT intends to hold or dispose of its treasury stock, KT shall prepare a plan for holding and disposal of such treasury stock and obtain approval thereof at the annual general shareholders’ meetings.

To reflect amendments to the Korean Commercial Act – Introduction of Shareholder approval requirement for Treasury Share Holding and Disposal Plan for exceptional holding or disposition of treasury shares

Agenda No. 2-8, Supplementary Provisions (Effective March 31, 2026)

Before Amendment	After Amendment	Purpose
(New)
ADDENDUM (March 31, 2026)
Article 1. (Enforcement Date)
These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders. However, the amended provisions of Articles 24, 25, 27, 31, 38, 39, 41-2, 42 and 43 shall become effective from July 23, 2026, and the amended provisions of Articles 18, 21 and 22 shall become effective from January 1, 2027.

To adopt supplementary provisions reflecting the effective dates of the change in the title of outside directors (July 23, 2026) and the introduction of electronic general meetings of shareholders (January 1, 2027).

Agenda No. 3 Election of Outside Director
Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Director Candidate Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 44th Annual General Meeting of Shareholders, a total of 2 outside directors are to be elected. Please refer to the details below.

Director Candidate Selection Process
According to the Company’s Articles of Incorporation, the Director Candidate Recommendation Committee must consist of all outside directors, excluding outside director candidates. The Committee nominates outside director candidates for appointments at the Annual General Shareholders’ Meeting. The detailed process is as follows:

Overview of Director Candidates

Agenda	Name of Candidate	Date of Birth	Gender	Outside Director Candidate	New Appointment	Relationship with Largest Shareholder	Recommended by
3-1	Younghan Kim	1962.02.12	Male	O	Yes	None	Director Candidate Recommendation Committee
3-2	<Candidacy withdrawn>
The term of office for the outside director is until the AGM in 2029.

Compliance and Eligibility Status of Candidates

Agenda	Name of Candidate	Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
3-1	Younghan Kim	None	None	None
3-2	<Candidacy withdrawn>
Board of Directors Composition
Gender shown in parentheses ( ), director candidates are indicated in bold, and ‘*’ indicates members of the Audit Committee

Before the 44th AGM		After the 44th AGM
Inside Directors	Outside Directors	Inside Directors	Outside Directors
Young Shub Kim (M) Chang-Seok Seo (M)	Jong Soo Yoon (M) Yong-Hun Kim (M)* YangHee Choi (M) Woo-Young Kwak (M) Yeong Kyun Ahn (M)* Seung Hoon Lee (M)* Seongcheol Kim (M)*	Yoon-Young Park (M) Hyun Jin Park (M)	Yong-Hun Kim (M)* Woo-Young Kwak (M) Seung Hoon Lee (M)* Seongcheol Kim (M)* Younghan Kim (M) Myung Sook Kwon (F)* Jin-Sug Suh (M)*
Committees of the Board (as of March 10, 2026)

Name/Committee	Corporate Governance Committee	Audit Committee	Evaluation and Compensation Committee	ESG Committee	Director Candidate Recommendation Committee (DCRC)	Investment Committee
Young Shub Kim
Chang-Seok Seo				O		O
Jong Soo Yoon	O			O (Chair)	O*	O
Yong-Hun Kim	O	O		O	O (Chair)
YangHee Choi	O			O	O	O (Chair)
Woo-Young Kwak	O (Chair)			O	O	O
Yeong Kyun Ahn		O (Chair)	O		O
Seung Hoon Lee		O	O (Chair)		O
Seongcheol Kim		O	O		O
* Outside director candidates for this AGM who have been excluded from the DCRC for this election due to conflict of interest

Outside Director Skills Matrix
<As of March 10, 2026>

Name	Risk/ Regulation	Finance	Accounting	Management	Law	ICT	Future Technology	ESG
Jong Soo Yoon	O							O
Yong-Hun Kim	O				O
YangHee Choi	O					O	O
Woo-Young Kwak				O		O	O
Yeong Kyun Ahn		O	O
Seung Hoon Lee		O		O
Seongcheol Kim	O					O
<As of March 31, 2026 (Assuming approval of Outside Director Candidates)>

Name	Risk/ Regulation	Finance	Accounting	Management	Law	ICT	Future Technology	ESG
Yong-Hun Kim	O				O
Woo-Young Kwak				O		O	O
Seung Hoon Lee		O		O
Seongcheol Kim	O					O
Myung Sook Kwon*				O
Younghan Kim*							O
Jin-Sug Suh*			O
* Outside director candidates for this AGM
** Jin-Sug Suh is an accounting expert as defined in Article 37(2) of the Enforcement Decree of the Commercial Act

Agenda No. 3-1, Younghan Kim

Name of Candidate	Younghan Kim
Principal Occupation	Professor, School of Electronic Engineering, Soongsil University
Professional Background	1994 – present 2025 – present 2022 – present 2021 – 2021
Professor, School of Electronic Engineering, Soongsil University
Advisory Board Member, 6G Forum
Director, Research Center for Intelligent 6G Core Network
President, KICS (Korean Institute of Communications and Information Sciences)

Transactions with the Company within the past three years	None
Other Directorships	None

Candidate’s Plan as Outside Director
Based on my extensive research experience in the telecommunications network field and broad industry-academia collaboration across the information and communications technology sector, I will contribute to shaping KT’s mid- to long-term growth strategy in emerging technology areas where the convergence of science and technology is accelerating. With a deep understanding of rapid technological advancements and evolving industry dynamics, I will support efforts to strengthen the Company’s technological competitiveness and reinforce the foundation for sustainable growth.
In addition, I will approach the Company’s key issues with integrity and a strong sense of responsibility expected of an academic, applying objective and well-defined standards in my review and deliberations. By presenting rational, fundamentals-based perspectives, I aim to contribute to enhancing the soundness and transparency of the Company’s decision-making process.
Rationale for Recommendation
Younghan Kim is currently a faculty member in the Department of Electronic and Information Engineering at Soongsil University and is widely recognized as a leading authority in the field of telecommunications networks in Korea. He has served as President of the Korean Institute of Communications and Information Sciences, President of the Korea Computer Communications Society, and as a member of the National Information Strategy Committee. Having advanced in parallel with the development of Korea’s information and communications technologies, he brings broad insight and experience spanning industry, policy, and academia.

He has been widely acknowledged for his research contributions across both theory and practice in IT convergence and next-generation Internet technologies. Over the past decade, he has also led the 5G Core Network Working Group, demonstrating sustained leadership in ICT and emerging technology fields.
Through his service as an executive of a telecommunications technology venture company, he has gained firsthand experience in technology commercialization and corporate management, providing him with a strong understanding of market dynamics and business operations. As a leader of various research organizations, he has developed a deep appreciation of how research achievements translate into industrial application and corporate competitiveness. In light of these qualifications, he is considered well positioned to contribute to KT’s business advancement and enhancement of corporate value by strengthening the Company’s technological competitiveness, and is therefore recommended as a candidate for outside director.

Agenda No. 3-2, Jong Soo Yoon <Candidacy withdrawn>

Details not applicable

Agenda No. 4 Election of Outside Director Candidate to become an Audit Committee Member
Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of an Outside Director to become an Audit Committee Member is hereby requested.
At this Annual General Meeting of Shareholders, two Outside Directors to become Audit Committee Members will be elected.
Limit on Exercising Voting Rights for Election for Members of the Audit Committee
The Article 409 of the Korean Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of an Outside Director to become an Audit Committee Member(Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares are not entitled to exercise any voting rights exceeding the “3% limit”.

Overview of Candidates

Agenda	Name of Candidate	Date of Birth	Gender	Outside Director	New Appointment	Relationship with Largest Shareholder	Recommended by
4-1	Myung Sook Kwon	1964.01.10	Female	O	Yes	None	Board of Directors
4-2	Jin-Sug Suh	1965.08.01	Male	O	Yes
The term of office for all 2 candidates is until the AGM in 2029.

Compliance and Eligibility Status of Candidates

Agenda	Name of Candidate	Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
4-1	Myung Sook Kwon	None	None	None
4-2	Jin-Sug Suh	None	None	None

Agenda No. 4-1, Myung Sook Kwon

Name of Candidate	Myung Sook Kwon
Principal Occupation	Former President, Intel Korea
Professional Background	2015 – 2024 2021 – 2025 2011 – 2015 2005 – 2011
President, Intel Korea
Vice President, Sales and Marketing Group, Intel Corporation
Board Member, WCD Korea
Vice President, Global Marketing, Small Battery Business, Samsung SDI
Vice President, Marketing, Intel Korea

Transactions with the Company within the past three years	None
Other Directorships	None

Candidate’s Plan as Outside Director and Audit Committee Member
Drawing on the experience and expertise I have accumulated through many years in marketing and sales across diverse industry settings, I will actively contribute to the activities of the KT Board of Directors and the Audit Committee. Based on my practical understanding of market dynamics and business operations, I will work to enhance the reliability of the Company’s financial reporting and support the review and improvement of its internal control and risk management systems.
In addition, leveraging the professional networks and industry insights I have developed over the course of my career, I will assess business risks from multiple perspectives and provide independent oversight to ensure that key management decisions are aligned with applicable laws and regulations.
Rationale for Recommendation
Kwon Myung-Sook is an experienced executive in the IT industry who previously served as President of Intel Korea. She has been recognized as a model leader who upheld transparency and fairness within Intel, an organization known for the strict application of its “Zero Tolerance” policy on ethical conduct.
As the chief executive of a technology company, she delivered strong business performance while demonstrating a high level of technical expertise. In addition to general management capabilities, she brings professional insight into information security and technology risk management—areas of increasing importance—which is expected to support the Audit Committee’s core responsibilities of enhancing the reliability of financial reporting and overseeing internal controls and risk management systems.
Having led a global technology company through phases of growth, stagnation, and transformation, she possesses strategic insight across the full corporate lifecycle and strong capabilities in risk management.

Her experience in upholding the highest standards of ethics and compliance is expected to contribute to preventing corruption risks and strengthening transparent governance. Accordingly, she is recommended for appointment as a member of the Audit Committee.

Agenda No. 4-2, Jin-Sug Suh

Name of Candidate	Jin-Sug Suh
Principal Occupation	Non-Executive Advisor, OCI Holdings and Bukwang Pharmaceutical
Professional Background	2025 ~ present 2023 ~ 2025 2023 ~ 2025 2015 ~ 2020	Non-Executive Advisor, OCI Holdings and Bukwang Pharmaceutical CEO and President, OCI Holdings Director and Vice Chairman, Bukwang Pharmaceutical Regional Managing Partner, EY Han Young
Transactions with the Company within the past three years	None
Other Directorships	None

Candidate’s Plan as Outside Director and Audit Committee Member
Building on my broad experience at an accounting firm and deep expertise in audit and finance, I will closely review the reliability of the Company’s financial reporting and the effectiveness of its internal control over financial reporting. Through independent and transparent engagement with the external auditor, I will work to enhance audit quality and proactively identify and manage potential financial and accounting risks.
Drawing on my management experience at both a holding company and its subsidiaries, I will provide oversight to ensure that key investment and financial decisions are aligned with the Company’s mid- to long-term value creation objectives.
Furthermore, based on my experience as an outside director, I will exercise independent judgment grounded in principles and accountability, and faithfully carry out the Audit Committee’s core oversight and monitoring responsibilities
Rationale for Recommendation
Jin-Sug Suh is a Certified Public Accountant who spent more than 30 years at EY, where he led audit, financial advisory, and consulting engagements. He previously served as Managing Partner of the Korea practice and is widely recognized for his expertise in finance and accounting. During his tenure, he more than doubled revenues while simultaneously expanding the organization and implementing a performance-driven management system, demonstrating strong leadership and operational capabilities.
He also served as Chief Executive Officer of OCI Holdings, where he led the transition to a holding company structure, enhanced subsidiary governance and oversight, and conducted a comprehensive review of the business portfolio, thereby contributing to corporate value enhancement.

With deep accounting expertise and extensive experience managing large organizations, he is well positioned to further strengthen the Company’s financial soundness and internal control framework. Accordingly, he is recommended as a candidate for outside director to serve as a member of the Audit Committee.

Agenda No. 5 Approval of Ceiling Amount of Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee, which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance-based incentives. Actual amounts paid for the recent three years are disclosed in the “Report on the Criteria and Methods for Director Compensation” included herein.

For FY2026, the ceiling amount of remuneration for directors, proposed by the Board of Directors, is KRW 5.8 billion.

Agenda No. 6 Approval of Plan for Treasury Share Ownership and Disposal
Pursuant to Article 341-4 of the Commercial Act (Obligation to Cancel Treasury Shares, etc.), approval of plan for treasury share ownership and disposal is hereby requested.

Purpose of Holding and Disposal of Treasury Shares
- Employee and executive compensation and share-based compensation for outside directors
- Implementation of the Employee Stock Ownership Plan (ESOP)
- Cancellation of shares

Class, Number and Method of Acquisition of Treasury Shares to be Held or Disposed of
As of March 10, 2026, KT holds 10,925,239 treasury shares (4.34% of the total issued shares).

Item	Shares to be Held	Shares to be Disposed of
Class and Number of Treasury Shares	5,944,722 common shares (2.36%)*	4,980,517 common shares (1.98%)
Purpose	1. Employee and executive compensation and share-based compensation for outside directors 2. Implementation of the Employee Stock Ownership Plan (ESOP)	1. Employee and executive compensation and share-based compensation for outside directors (140,000 shares) 2. Cancellation of shares** (4,840,517 shares)
Method of Acquisition	Direct acquisition in the off-market	Direct acquisition in the off-market
* The class and number of treasury shares to be held or disposed of may change depending on the actual number of shares disposed of.
** This cancellation is pursuant to the decision on share cancellation disclosed on February 13, 2025. If the foreign ownership limit (49%) under Article 8 of the Telecommunications Business Act is full during the scheduled disposal period, cancellation will be carried out at the earliest practicable time.

Matters Based on the Commencement Date of Holding and the Scheduled Date of Disposal

Item	Commencement Date of Holding (Date of the 2026 Annual General Meeting of Shareholders)	Scheduled Date of Disposal (The day immediately preceding the 2027 Annual General Meeting of Shareholders)
Class and Number of Treasury Shares	10,925,239 common shares	5,944,722 common shares*
Method of Acquisition	Direct acquisition in the off-market	Direct acquisition in the off-market
Class and Number of Shares Outstanding (excluding treasury shares)	241,096,446 common shares	241,236,446 common shares*
Ratio of Treasury Shares to Total Issued Shares (Change)	4.34%	2.41% (-1.93%p)
* Subject to change depending on the actual number of treasury shares disposed of.

Scheduled Holding Period
March 31, 2026 to the day immediately preceding the 2027 AGM.

Scheduled Disposal Period
March 31, 2026 to the day immediately preceding the 2027 AGM.

Agenda No. 7 Election of Representative Director
Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of the Representative Director is hereby requested.

Evaluation Criteria
The Director Candidate Recommendation Committee selected a final candidate based on the following criteria that the Board of Directors set for electing the Representative Director under the Articles of Incorporation and opinions of key stakeholders:
-Capability of enhancing corporate value
-Ability to build internal/external trust and a cooperative management environment
-Ability to present a clear management vision as well as direction for innovation
-Capacity for establishing the foundation for sustainable growth

Candidate Overview

Name of Candidate	Date of Birth	Gender	Outside Director	Relationship with Largest Shareholder	Recommended by
Yoon-Young Park	1962.04.18	Male	X	None	Board of Directors

Representative Director Candidate Profile

Name of Candidate	Yoon-Young Park
Principal Occupation	Former Executive President, KT Corporation
Professional Background	2024 – 2025 2021 – 2024 2020 – 2020 2017 – 2020	Vice Chairman(Advisor), Jin Infra Co. Executive Advisor, KT Corporation Executive President, KT Corporation Executive Vice President, KT Corporation
Transactions with the Company within the past three years	Jin Infra Co. (a solutions subcontractor of KT) engaged in transactions with KT totaling KRW 240 billion

Compliance and Eligibility Status of Candidates

Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
None	None	None

Rationale for Recommendation
Yoon-Young Park has held key leadership positions at KT, including Head of the Enterprise Business Group, Head of Future Business Development Unit, Head of the Convergence R&D Center, and Head of the Home Customer Division. Through these roles, he has gained extensive experience across KT’s core businesses and technologies and possesses a strong understanding of overall management and business operations.
During his tenure as Head of the Enterprise Business Group, he successfully expanded KT’s B2B business, contributing to a strategic shift in the Company’s core growth engine from a predominantly B2C-focused structure to a B2B-driven model. He also led large-scale business growth by securing major projects and played a pivotal role in advancing KT’s differentiated digital transformation (DX) strategy to strengthen the foundation for sustainable growth.
KT Board of Directors believes that Mr. Park’s AX capabilities, his fundamentals-based growth strategy, and his strong commitment to the continued pursuit of value enhancement will drive KT’s future growth and significantly contribute to the enhancement of corporate value. Accordingly, the Board recommends Mr. Park as a candidate for Representative Director of KT.

Agenda No. 8 Election of Inside Director
Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of director is hereby requested.
At the 44th Annual General Meeting of Shareholders, one inside director is to be elected.
The Board of Directors has the ultimate responsibility for the administration of our affairs. The Articles of Incorporation provide for a Board of Directors consisting of: up to two inside directors, including the Representative Director; and up to eight outside directors.
The Representative Director Candidate has recommended one candidate for an inside director with the consent of the Director Candidates Recommendation Committee and the approval of the Board of Directors.

Candidate Overview

Name of Candidate	Date of Birth	Gender	Outside Director	Relationship with Largest Shareholder	Recommended by
Hyun Jin Park	1968.09.10	Male	X	None	Representative Director Candidate

Inside Director Candidate Profile

Name of Candidate	Hyun Jin Park
Principal Occupation	CEO, kt Millie’s Library
Professional Background	2024 – present 2021 – 2024 2020 – 2021 2018 – 2020 2017 - 2018	CEO, kt Millie’s Library CEO, kt Genie Music Head of KT Customer Strategy Division, KT Corporation 5G Business Division, KT Corporation Wired and Wireless Business Division, KT Corporation
Transactions with the Company within the past three years	KT Millie’s Library, an affiliate, has recorded transactions with KT totaling approximately KRW 69.0 billion in content supply fees

Compliance and Eligibility Status of Candidates

Tax Delinquency	Management of Insolvent Company	Grounds for Disqualification
None	None	None

Rationale for Recommendation
Park Hyun-Jin is an experienced executive in the telecommunications and media sectors, having served as Chief Executive Officer of Millie’s Library and Genie Music, as well as Head of the Customer Strategy Division within KT’s Customer Group and Head of the 5G Business Unit. Through these roles, he has gained extensive experience across KT’s core businesses and the Group’s new growth initiatives and possesses a comprehensive understanding of overall management and business operations.
During his tenure as CEO of Millie’s Library, he achieved record-high performance, delivering double-digit growth in both revenue and operating profit in 2025 based on strategic collaboration with Korea’s three major telecommunications operators. At Genie Music, he strengthened competitiveness by advancing differentiated business strategies, including the proactive expansion of AI-driven initiatives in response to intensifying competition in the domestic music platform market. In addition, as Head of KT’s 5G Business Unit, he led the launch of KT’s 5G services, and as Head of the Customer Strategy Division within the Customer Group, he successfully drove customer-centric innovation across wired and wireless services, contributing to the growth of KT’s B2C business.
In light of his deep customer insight and experience as a chief executive within KT Group affiliates, the Company believes that Mr. Park will strengthen KT’s foundation for future growth in the telecommunications and media sectors and contribute to enhancing corporate value. Accordingly, he is recommended as a candidate for the inside director of KT.

Agenda No. 9 Approval of Employment Contract
Pursuant to Article 33 (Election of Representative Director) and Article 34 of the Articles of Incorporation, approval of the employment contract to be executed with the newly elected Representative Director is hereby requested.

Background Information
The proposed draft of employment contract has been drafted by the Board of Directors and shall be submitted for Shareholders’ approval at the AGM.

The employment contract encompasses provisions on his/her duty as the Representative Director, goals to be accomplished by the Representative Director during his/her tenure, evaluation process on his/her performance as well as detailed terms associated with remuneration and incentive payments.

If the draft of the employment contract is approved at the AGM, the chairman of Board of Directors, on behalf of the Company, shall enter into employment contract with the newly elected Representative Director. Background information is drafted to improve shareholder’s understanding. For a draft of employment contract, please refer to the subsequent pages. If any potential conflicts exists, the following information shall prevail.

<Employment Contract for the Representative Director>

Article 1. Purpose of the Agreement
The purpose of this Agreement is to set forth the Representative Director’s authority, responsibilities and other necessary terms and conditions in connection with the election of Yoon-Young Park as the Representative Director of KT Corporation (“Company”).

Article 2. Term of Office of the Representative Director
The term of office of the Representative Director shall start from the effective date of the election of the Representative Director at the General Meeting of Shareholders and continue until the end of the Annual General Meeting of Shareholders of 2029.

Article 3. Duties and Responsibilities of the Representative Director
(1)The Representative Director shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as the Representative Director of the Company.
(2)The Representative Director shall use his best efforts to achieve the management goals specified in Article 6 of this Agreement.
(3)The Representative Director’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the Representative Director
(1)During and after the term of his office, the Representative Director shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.
(2)In the event the Representative Director breaches any of his obligations set forth herein, the Representative Director shall be held liable for such breach, and if, due to the said breach, the Representative Director has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the Representative Director shall compensate the damages suffered by the Company.

Article 5. Board of Directors Recommendations
(1)The Representative Director during the term of his office shall establish the management plan and submit it to the Board of Directors, and, in the event the Representative Director applies for a consecutive appointment, the Board of Directors shall consider the level of achievement of the goals as set forth in the management plan.

(2)The Representative Director shall use his best efforts to operate company transparently and independently, and endeavor to enhance governance structure.
(3)The Representative Director shall comply with laws and regulations, and the Articles of Incorporations and the Rules of the Board of Directors, and use his best efforts to improve corporate compliance capabilities to a global level for pursuing the Company's business growth and customer confidence.
(4)The Representative Director, after establishing the succession policy for the Representative Director during his or her term of office, reports annually to the Director Candidates Recommendation

Committee on the status of development and management of, and the plans for, candidates for the next Representative Director. In addition, the Representative Director shares in advance with the Director Candidates Recommendation Committee any matters relating to the appointment or removal of candidates for the Representative Director who are managed in accordance with the succession policy
(5)The Representative Director shall ensure the independence of the composition of the Board of Directors and shall not participate in the appointment process of independent directors.
(6)The Board of Directors may recommend the Representative Director not to apply for a consecutive appointment by a resolution of the Board of Director if the Representative Director grants improper requests or commits illegal acts associated with his roles and duties during his term of office, which results in a financial loss to the Company and a criminal conviction at the trial court level resulting in fines or imprisonment.
Board of Directors may also recommend a resignation of the Representative Director by a resolution of the Board of Director before implementing a process of dismissal by a resolution of the General Meeting of Shareholders if the trial court sentences him to imprisonment or more severe punishment for accepting an illegal demand associated with the Representative Director's roles and duties during his term, resulting in a financial loss to the Company. In this instance, the Representative of Director is obligated to resign pursuant to the Board of Director's resignation recommendation.
(7)The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (6) above.

Article 6. Management Goals
In order to achieve the goals of the management plan of the Representative Director during the term of his office, the Board of Directors shall establish annual management goals for each fiscal year (hereinafter the “annual management goals”) after consultation with the Representative Director. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.

Article 7. Evaluation
(1)The Board of Directors shall conduct evaluation of the annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.
(3)In the event the Board of Directors determines to commission an expert institution to conduct a research, the Representative Director shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.
(4)The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the Representative Director shall take necessary measures to report the result to the General Meeting of Shareholders.
(5)In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the Representative Director and inside directors shall not participate in such resolution.

Article 8. Remuneration
(1)The remuneration of the Representative Director shall comprise of the annual base salary, and incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating inside directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 9. Base Salary
(1)The annual base salary shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.
(2)The base salary shall be set at 1/12 of the annual base salary as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the Representative Director takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the Representative Director.
(3)The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the Representative Director, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 10. Incentive Payment

(1)The incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 7(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. the Representative Director and inside directors shall not participate in the said resolution of the Board of Directors.
(2)The incentive payment shall be made in principle within one (2) month from the finalization by the Board of Directors of the evaluation of the annual goals; provided, however, should the Representative Director’s term of appointment come to an end during the first half of any year, the incentive payment for said year shall be made within one (1) month from the final date of employment.
(3)If the Representative Director is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 14 (1), no incentive payment for such year shall be made.
(4)Matters pertaining to the incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the Representative Director’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.
(5)The incentive payment for a partial year of service during which the Representative Director takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 9 (2).
(6)The Company may provide the Representative Director with incentive payment. The details for the incentive payment shall be determined by a resolution of the Board of Directors. In such case, the Representative Director and inside directors shall not participate in the said resolution by the Board of Directors.

Article 11. Adjustment after the Incentive Payment
In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the Representative Director, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the Representative Director resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made. Matters not provided for in Articles 6 through 11 are determined by resolution of the Board of Directors in consultation with the Representative Director.

Article 12. Severance Payment
The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 13. Taxes and Public Imposts
All remuneration payable to the Representative Director shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 14. Dismissal, etc. of the Representative Director
(1)The Company may dismiss the Representative Director even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;
1.In case the Representative Director breaches the obligations set forth under Article 4 (1);
2.In case the Representative Director breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;
3.In case the Representative Director is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;
4.In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and
5.In case the Representative Director fails to or is unable to carry out his duties due to diseases, etc. for an extended period.
(2)A proposal to dismiss the Representative Director shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.
(3)The Board of Directors shall provide the Representative Director with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the Representative Director, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the Representative Director, stating the reasons therefor in detail. In the above meeting, the Representative Director and inside directors shall not participate in such resolution of the Board of Directors.

Article 15. Ownership of the Rights
The Representative Director’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the Representative Director shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 16. Interpretation of the Agreement and Supervision of Performance
(1)In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the Representative Director.
(2) The Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.
(3)The Representative Director and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 17. Amendment of the Agreement
(1)If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the Representative Director may request the Board of Directors to amend the Agreement.
(2)Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the Representative Director and inside directors shall not participate in the resolution of the Board of Directors.
(3)Upon a resolution and approval under Paragraph (2) above, the Company and the Representative Director shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.
March 31st, 2026
Board of Directors
On behalf of KT Corporation

By
Name: Yonghun KIM
Title: Chairman of the Board of Directors

Representative Director
By
Name: Yoon-Young Park
Title: The Representative Director

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader
1